                                                                    EXHIBIT 99.2



                                 ON PAPER ONLINE

                                        2

                                 Interim Report
                       9 Months Ended September 30, 2000

                                 Hollinger Inc.

                                                               [GRAPHIC OMITTED]




                                                                               3

                                                                  Interim Report
                                               9 Months Ended September 30, 2000

                                                           [HOLLINGER INC. LOGO]

CONSOLIDATED FINANCIAL HIGHLIGHTS

NINE MONTHS ENDED SEPTEMBER 30                        2000      1999
                                                      ----      ----
                                                   (millions of dollars)

Total revenue ...................................   2,456.6    2,393.2
--------------------------------------------------------------------------
Net earnings ....................................       3.4      152.2
--------------------------------------------------------------------------
Cash flow provided by operations (note) .........     240.0      191.9
--------------------------------------------------------------------------
                                                         (dollars)
--------------------------------------------------------------------------
Net earnings per retractable common share .......      0.09       4.45
--------------------------------------------------------------------------
Cash flow provided by operations per
  retractable common share (note) ...............      6.46       5.61
--------------------------------------------------------------------------

NOTE

Cash flow provided by operations is before any change in non-cash operating working capital, the cash used for discontinued operations and other costs.

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Inc. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

Reference to "dollars " and "$" are to Canadian dollars, "U.S. $" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

TO THE SHAREHOLDERS
--------------------------------------------------------------------------------

THIRD QUARTER RESULTS

The loss before unusual items, income taxes and minority interest was $1.6 million for the three months ended September 30, 2000 compared to $19.1 million for 1999. The net loss for the three months ended September 30, 2000 amounted to $9.3 million or a loss of $0.25 per share compared with a net loss of $3.9 million or a loss of $0.11 per share in 1999. Excluding the net effect of unusual items, a net loss of $11.1 million or a loss of $0.30 per share was incurred in the third quarter of 2000 compared with a net loss of $21.1 million or a loss of $0.57 per share in 1999.

Reported earnings for the quarter compared to last year have been affected by several major items.

         The National Post EBITDA loss for the third quarter of 2000 was $13.7 million, a $7.2 million improvement over the EBITDA loss of $20.9 million in the third quarter of 1999, reflecting a 30.4% increase in revenue year-over-year.

         Unusual items in the third quarter 2000 include gains on sales of community newspapers by Hollinger International, additional start-up costs related to the new printing facility in Chicago, and severance costs in Canada. Unusual items in the third quarter of 1999 consisted primarily of a gain on sales of community newspapers by Hollinger International Inc. and an accounting gain on the issue of limited partnership units.

         Interest expense for the quarter rose over 1999 as a result of higher interest rates and increased debt levels, due in part to the purchase by Hollinger International of its own shares for cancellation, the pay out in July, of the HCPH Special Shares, and the impact of expensing rather than capitalizing interest costs related to the new Chicago plant.

         Third quarter revenue from Internet operations grew from $2.4 million in 1999 to $5.9 million in 2000 and Internet related EBITDA losses grew from $4.0 million to $12.6 million over the same time frame, reflecting the expanding success of these operations.

RESTRUCTURING PROCESS

In April 2000, Hollinger International announced that its board of directors had approved a process whereby certain of the company's newspaper assets would be made available for sale, merger or affiliation on terms consistent with the full enterprise value of such assets. Morgan Stanley Dean Witter was retained to act as the company's professional adviser and in that role is co-ordinating the

--------------------------------------------------------------------------------


process. As had been stated, management considered the company's shares undervalued and the most effective means of narrowing the gap between the enterprise value and imputable market value of its assets would be to sell some of them and apply the proceeds to debt reduction and share cancellation.

On November 16, the sale originally announced by Hollinger International on July 31 of certain Canadian newspaper and related assets to CanWest Global Communications Corp. had been completed. Included in this sale were:

         -  a 50% interest in the National Post;
         - Hollinger's metropolitan and a large number of its community newspapers in Canada (including the Ottawa Citizen, Vancouver Sun, the Province, the Calgary Herald, the Edmonton Journal, the Montreal Gazette, The Windsor Star, The Regina Leader Post, the Star Phoenix and The Victoria Times-Colonist); and
         - Hollinger's operating Canadian Internet properties including canada.com.

The parties made minor modifications to the original terms of the transaction, removing from the sale the Southam Magazine and Information Group and two paid dailies in Ontario (The Sarnia Observer and the Chatham Daily News).

The aggregate sale price of these properties was approximately $3.2 billion, plus interest and may be subject to adjustments. The sale and a related transaction resulted in the Hollinger group receiving approximately $1.8 billion cash, approximately $685 million in shares of CanWest valued for these purposes at $25.00 per share (representing an approximate 15.1% equity interest and 5.7% voting interest) and subordinated debentures of a holding company in the CanWest group having an aggregate principal amount of approximately $770 million bearing interest initially at 12 1/8% per annum. Hollinger International has applied a portion of its cash proceeds to repay all of its bank debt and certain other debt of approximately $1.5 billion.

On closing, Hollinger L.P. received its pro-rata share of the sale proceeds (being approximately $1.0 billion) in the form of approximately $560 million cash, approximately $207 million CanWest shares and $235 million principal amount of CanWest subordinated debentures. From its cash proceeds of this sale and the recent sale of Novalis, Hollinger L.P. has established a reserve for sale contingencies and declared a special cash distribution of $3.10 per unit (or approximately $567 million in aggregate) to unitholders of record on November 28, 2000 to be paid on December 1, 2000. Of

--------------------------------------------------------------------------------


this amount, 87% or approximately $493 million of the special cash distribution will be received by Hollinger International.

Hollinger International's restructuring initiative has led to a number of sales that have been completed or agreed upon including the asset sale to CanWest, sales of all of the UniMedia properties and sales of all the U.S. community group newspapers (excluding the Chicago Group), generating sale proceeds approaching $4 billion, enabling Hollinger International to eliminate its bank debt and dramatically strengthen its balance sheet. The underlying enterprise value of Hollinger International's properties has been successfully demonstrated.

With respect to the newspaper assets sold to CanWest, Mr. Conrad Black and his associates have entered into a management services agreement until at least December 31, 2001 in order to ensure operating continuity. Hollinger International will continue, for at least five years, as the managing partner of the jointly-owned National Post.

HOLLINGER INTERNATIONAL INC.

In addition to its interests in CanWest, 50% of the National Post and other Canadian newspapers, Hollinger International's assets include The Telegraph Group Limited in Britain, the Chicago Sun- Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, the Southam Magazine and Information Group and a substantial portfolio of new media investments. Hollinger L.P. (in which Hollinger International has an approximate 87% equity interest) continues to own a number of community newspapers in Ontario and British Columbia.

TELEGRAPH GROUP LIMITED

Locally reported EBITDA for the nine months ended September 30, 2000 was (pound)48.2 million compared to (pound)34.0 million during the corresponding period in 1999, an increase of 41.8%.

The ABC net circulation figure for The Daily Telegraph for the period April 2000 to September 2000 was 1,029,082, more than 300,000 copies ahead of its nearest competitor. The ABC net circulation figure for The Sunday Telegraph for the period April to September 2000 was 805,316. The ABC weekly circulation figure for The Spectator for the period January to June 2000 was 59,747 compared to 57,544 for the same period in 1999.

--------------------------------------------------------------------------------


Advertising revenue in local currency for the third quarter was up 13.2% over third quarter 1999. Classified sections continued to perform well with an increase of 11.4% over third quarter 1999. In particular, revenue from the Recruitment (Careers) section has increased during the quarter by 14.5% year-on-year. Display advertising also performed strongly during the third quarter with an increase of almost 8% over the same period last year. The growth in display advertising is due primarily to a 19.4% increase in financial advertising for the third quarter compared with 1999.

The Daily Telegraph underwent a major redesign in September which was well received. The Saturday edition of The Daily Telegraph published its first ever fashion supplement on September 30. It is intended to publish several of these in 2001. On September 19, Telegraph Group started printing in Spain in order to provide same day delivery in Spain and Portugal with a view to increasing sales in that region.

The readership of telegraph.co.uk (formerly named Electronic Telegraph) continued to grow ahead of its competitors, reaching 22 million page impressions in September, with revenues in the third quarter up by 51% on 1999. The current focus is on the roll-out of the new channels from the newly developed technical platform. The first of the new generation of sites, sport.telegraph.co.uk and travel.telegraph.co.uk, will be launched in the fourth quarter of 2000.

handbag.com has strengthened its leadership of the women's interest sector growing in the third quarter to 4.5 million page impressions per month, with 350,000 unique users. The handbag online auction, with Lady Thatcher's handbag raising over (pound)100,000 for a breast cancer charity, generated a huge amount of publicity for handbag.com.

THE CHICAGO GROUP

Revenue for the Chicago Group was U.S. $96.9 million for the third quarter of 2000 compared with U.S. $96.5 million in 1999. Advertising revenue for the third quarter increased marginally to U.S. $73.3 million in 2000 from U.S. $72.5 million in 1999. Retail advertising was down 6% versus the same quarter last year as a result of the loss of local and territory advertising, as well as a decline in preprint business reflecting advertisers' tightened distribution networks. Classified advertising was up slightly, primarily driven by growth in automotive. Circulation revenue in the third quarter of 2000 was U.S. $19.5 million, down U.S. $0.6 million or 3% from 1999 due to discounting needed to competitively build market share. Although circulation revenue for the third quarter declined versus 1999, average ABC circulation for the Chicago Sun-Times reflects an increase in circulation of almost 1% for the six months ended September 30, 2000, compared with the same period in 1999 as detailed in the September Publisher's Statement.

--------------------------------------------------------------------------------


Reported EBITDA for the third quarter of 2000 was U.S. $14.2 million compared with U.S. $15.2 million in 1999, a decrease of U.S. $1.0 million or 6.9%. EBITDA for the third quarter included a loss from Internet operations of U.S. $0.9 million in 2000 and U.S. $0.1 million in 1999. The decrease in EBITDA in the third quarter 2000 compared with 1999 primarily results from virtually flat operating revenue and increased losses from Internet operations.

The Ashland production facility is now operational with five of the six presses being used in daily production. Press six is planned to be in operation by the end of the year. The anticipated operating efficiencies that these presses will bring will be realized in 2001.

On October 20, Hollinger International announced the acquisition of Fox Valley Press, Inc. from The Copley Press, Inc., one of the largest privately-owned newspaper publishers in the US. Fox Valley Press, Inc., Copley's wholly-owned subsidiary in suburban Chicago, publishes four paid daily newspapers (The Herald News, The Beacon News, The Courier News, and The News Sun), one paid thrice-weekly, eleven free community weekly newspapers and one shopper. Fox Valley Press, Inc. is the leading publisher of newspapers serving seven attractive, fast-growing suburban counties surrounding Chicago and Cook County. Built around four daily newspapers, whose origins date back more than 100 years, Fox Valley Press has expanded aggressively since 1996 to capitalize on its fast-growing markets. The counties that Fox Valley serves are projected to experience double- digit growth in population and households and are popular choices for Chicago's middle and upper-class residents seeking top schools and prosperous communities. These assets are highly additive to our existing Chicago Group of newspapers and we are delighted to add them to our portfolio.

NATIONAL POST COMPANY

National Post revenue grew to $30.0 million in the third quarter of 2000 from $23.0 million in 1999, a 30.4% improvement. This growth was primarily driven by increased advertising revenue, but circulation revenues also improved over 1999. National Post EBITDA loss for third quarter 2000 was $13.7 million, a $7.2 million improvement over the $20.9 million EBITDA loss in 1999.

INTERNET INVESTMENTS

Since the beginning of the year, Hollinger has added to its portfolio of minority positions in Internet companies, including investments in FreeSamples.com, Mediant Technology Partners, DealTime.com, SUMmedia.com and Offroad Capital. Also, Hollinger has increased its investment in Bidhit.com.

--------------------------------------------------------------------------------



RETRACTION PRICE OF RETRACTABLE COMMON SHARES

The retraction price of the outstanding retractable common shares of the Company as of November 21, 2000 was $14.00 per share.

SHARE CAPITAL INFORMATION

As at November 21, 2000, the issued shares and options to purchase retractable common shares of the Company were as follows:

  Preference shares          Retractable common shares        Options
 8,901,442 Series II               36,389,757                  928,000
10,147,225, Series III

DIVIDENDS

A regular quarterly dividend
of 15(cent) per retractable common share has been declared payable on December 10, 2000 to shareholders of record on November 24, 2000.




                                                  /s/ CONRAD BLACK

November 21, 2000                                 Conrad M. Black (signed)
                                                  Chairman of the Board and
                                                  Chief Executive Officer

MARKET VALUE INFORMATION
BALANCE SHEET

--------------------------------------------------------------------------------
(in thousands of dollars except where noted)


                                                       SEPTEMBER 30         December 31
                                                           2000                1999
                                                       -------------        -----------
                                                       (not audited)

ASSETS
Investment in Hollinger International ...........       $  1,167,773        $    903,753
Other investments ...............................             13,727              12,004
Other assets ....................................             37,165              26,775
                                                        ------------        ------------
                                                        $  1,218,665        $    942,532
                                                        ------------        ------------
LIABILITIES
Exchangeable shares .............................       $    224,415        $    285,211
Other liabilities ...............................            365,602             310,583
                                                        ------------        ------------
                                                             590,017             595,794
                                                        ------------        ------------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock ...................................            314,683             315,229
Net unrealized appreciation of investments ......            473,793             181,798
Net unrealized (increase) decrease in liabilities            (22,861)             15,429
Deficit .........................................           (136,967)           (165,718)
                                                        ------------        ------------
                                                             628,648             346,738
                                                        ------------        ------------
                                                        $  1,218,665        $    942,532
                                                        ------------        ------------
RETRACTABLE COMMON SHARES OUTSTANDING ...........         37,132,105          37,196,415
                                                        ------------        ------------
NET ASSET VALUE PER RETRACTABLE COMMON SHARE ....       $      16.93        $       9.32
                                                        ------------        ------------


STATEMENT OF INCOME AND EXPENSES

(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                               NINE MONTHS ENDED
                                                  SEPTEMBER 30
                                              2000            1999
                                              ----            ----

INCOME
Dividends ...........................       $ 34,067        $ 82,120
Interest and other ..................          7,362           5,030
Net management fees .................         16,208           8,790
                                            --------        --------
                                              57,637          95,940
                                            --------        --------
EXPENSES
Administrative and other expenses ...          9,843           7,895
Interest expense ....................         24,496          34,446
                                            --------        --------
                                              34,339          42,341
                                            --------        --------

Income before the undernoted ........         23,298          53,599
Unusual items .......................            282          22,256
Income tax expense ..................         (1,669)         (3,730)
                                            --------        --------
Net income for the period ...........       $ 21,911        $ 72,125
                                            --------        --------
EARNINGS PER RETRACTABLE COMMON SHARE       $   0.59        $   2.11
                                            --------        --------

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                          U.K.           CANADIAN       CORPORATE
                         CHICAGO       COMMUNITY      NEWSPAPER         NEWSPAPER         AND          CONSOLIDATED
                          GROUP          GROUP          GROUP             GROUP          OTHER             TOTAL
                         ------------------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED SEPTEMBER 30, 2000
                         ------------------------------------------------------------------------------------------


Sales revenue ......      $143,552      $ 26,026        $201,739        $406,551        $   --           $777,868
Cost of sales
and expenses .......       122,916        23,303         155,014         346,900           3,245          651,378
                          --------      --------        --------        --------        --------         --------
Income before
interest, taxes,
depreciation and
amortization .......        20,636         2,723          46,725          59,651          (3,245)         126,490
Depreciation and
amortization .......         7,917         2,616          13,990          30,041             162           54,726
                          --------      --------        --------        --------        --------         --------
Operating
income (loss) ......      $ 12,719      $    107        $ 32,735        $ 29,610        $ (3,407)        $ 71,764
                          ========      ========        ========        ========        ========         ========



                                                       THREE MONTHS ENDED SEPTEMBER 30, 1999

Sales revenue ........    $143,459      $ 30,159        $201,734        $378,966        $    125         $754,443
Cost of sales
and expenses .........     122,343        22,690         164,851         342,020           7,561          659,465
                          --------      --------        --------        --------        --------         --------
Income before
interest, taxes,
depreciation and
amortization .........      21,116         7,469          36,883          36,946          (7,436)          94,978
Depreciation and
amortization .........       8,401         2,389          15,047          29,130           1,791           56,758
                          --------      --------        --------        --------        --------         --------
Operating
income (loss) ........    $ 12,715      $  5,080        $ 21,836        $  7,816        $ (9,227)        $ 38,220
                          ========      ========        ========        ========        ========         ========


NOTE
1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                  U.K.         CANADIAN        CORPORATE
                               CHICAGO        COMMUNITY         NEWSPAPER        NEWSPAPER          AND           CONSOLIDATED
                                GROUP           GROUP             GROUP            GROUP           OTHER             TOTAL

                               -----------------------------------------------------------------------------------------------
                                                                NINE MONTHS ENDED SEPTEMBER 30, 2000
                               -----------------------------------------------------------------------------------------------

Sales revenue .........       $  428,853       $   87,141       $  664,564       $1,267,645       $     --          $2,448,203
Cost of sales
and expenses ..........          361,902           74,487          497,101        1,060,717            6,055         2,000,262
                              ----------       ----------       ----------       ----------       ----------        ----------
Income before
interest, taxes,
depreciation and
amortization ..........           66,951           12,654          167,463          206,928           (6,055)          447,941
Depreciation and
amortization ..........           22,627            7,213           43,773           89,103            4,089           166,805
                              ----------       ----------       ----------       ----------       ----------        ----------
Operating
income (loss) .........       $   44,324       $    5,441       $  123,690       $  117,825       $  (10,144)       $  281,136
                              ----------       ----------       ----------       ----------       ----------        ----------
Total assets ..........       $  801,182       $  215,557       $1,201,079       $3,133,838       $  396,784        $5,748,440
                              ----------       ----------       ----------       ----------       ----------        ----------
Expenditures on capital
assets ................       $   39,300       $    4,167       $   52,235       $   37,021       $      660        $  133,383
                              ==========       ==========       ==========       ==========       ==========        ==========





                                                                NINE MONTHS ENDED SEPTEMBER 30, 1999
                               -----------------------------------------------------------------------------------------------

Sales revenue .........       $  430,837       $  112,460       $  642,662       $1,189,408       $    2,068        $2,377,435
Cost of sales
and expenses ..........          357,433           88,187          496,601        1,018,381           22,464         1,983,066
                              ----------       ----------       ----------       ----------       ----------        ----------
Income before
interest, taxes,
depreciation and
amortization ..........           73,404           24,273          146,061          171,027          (20,396)          394,369
Depreciation and
amortization ..........           25,353            9,281           45,846           85,943            5,583           172,006
                              ----------       ----------       ----------       ----------       ----------        ----------
Operating
income (loss) .........       $   48,051       $   14,992       $  100,215       $   85,084       $  (25,979)       $  222,363
                              ==========       ==========       ==========       ==========       ==========        ==========
Total assets ..........       $  695,560       $  281,983       $1,320,275       $3,054,709       $  338,953        $5,691,480
                              ----------       ----------       ----------       ----------       ----------        ----------
Expenditures on capital
assets ................       $   59,762       $    6,469       $   38,518       $   80,201       $    3,091        $  188,041
                              ----------       ----------       ----------       ----------       ----------        ----------


NOTE
1. Corporate and Other revenue includes revenues of miscellaneous newspaper operations.

CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------
(in thousands of dollars)

                                                         SEPTEMBER 30         December 31
                                                             2000                 1999
                                                         ------------         -----------
                                                         (not audited)

ASSETS
CURRENT ASSETS
Cash ...................................................   $   147,960         $    74,441
Accounts receivable ....................................       549,990             528,072
Inventory ..............................................        80,477              50,089
                                                           -----------         -----------
                                                               778,427             652,602

INVESTMENTS ............................................       233,700             159,744
CAPITAL ASSETS .........................................     3,852,870           3,915,168
GOODWILL AND OTHER ASSETS ..............................       883,443             922,920
                                                           -----------         -----------

                                                           $ 5,748,440         $ 5,650,434
                                                           -----------         -----------
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness ......................................   $   334,093         $   307,961
Accounts payable and accrued expenses ..................       609,597             603,441
Income taxes payable ...................................        77,561              73,863
Current portion of long-term debt ......................        13,526              71,437
Exchangeable shares ....................................          --                51,421
                                                           -----------         -----------
                                                             1,034,777           1,108,123

LONG-TERM DEBT .........................................     2,790,476           2,393,979
EXCHANGEABLE SHARES ....................................       224,415             233,790
Deferred unrealized (loss) gain ........................       (17,057)             21,139
Future income taxes ....................................       928,674             401,294
                                                           -----------         -----------
                                                             4,961,285           4,158,325
                                                           -----------         -----------

MINORITY INTEREST AND DEFERRED CREDITS .................     1,034,372           1,353,221

SHAREHOLDERS' EQUITY
Capital stock ..........................................       314,683             315,229
Deficit (note 1) .......................................      (485,091)           (180,732)
                                                              (170,408)            134,497
Equity adjustment from foreign currency translation ....       (76,809)              4,391
                                                           -----------         -----------
                                                              (247,217)            138,888
                                                           -----------         -----------
                                                           $ 5,748,440         $ 5,650,434
                                                           -----------         -----------


NOTE
1. The Company has adopted effective January 1, 2000, on a retroactive basis, the new standard issued by The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The cumulative effect of adopting the new standard was to increase the deficit at the beginning of the year by approximately $291 million. Prior years' financial statements have not been restated for this change in accounting policy.

CONSOLIDATED STATEMENT OF EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                     THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                        SEPTEMBER 30                            SEPTEMBER 30
                                                   2000                1999                2000                1999
                                               -----------         -----------         -----------         -----------

REVENUE
Sales .................................        $   777,868         $   754,443         $ 2,448,203         $ 2,377,435
Investment and other income ...........              3,224               2,850               8,390              15,786
                                               -----------         -----------         -----------         -----------
                                                   781,092             757,293           2,456,593           2,393,221
                                               -----------         -----------         -----------         -----------

EXPENSES
Cost of sales and expenses ............            651,378             659,465           2,000,262           1,983,066
Depreciation and amortization .........             54,726              56,758             166,805             172,006
Interest expense ......................             76,406              59,465             212,252             184,350
                                               -----------         -----------         -----------         -----------
                                                   782,510             775,688           2,379,319           2,339,422
                                               -----------         -----------         -----------         -----------
NET EARNINGS IN EQUITY ACCOUNTED
COMPANIES .............................                593                 152               1,814               1,057


NET FOREIGN CURRENCY (LOSSES) GAINS ...               (777)               (888)                475               2,984
                                               -----------         -----------         -----------         -----------

EARNINGS (LOSS) BEFORE THE UNDERNOTED .             (1,602)            (19,131)             79,563              57,840
Unusual items .........................             15,014              27,105              55,111             474,601
Income taxes ..........................            (12,890)             (7,285)            (68,526)           (214,549)
Minority interest .....................             (9,866)             (4,586)            (62,770)           (165,714)
                                               -----------         -----------         -----------         -----------

NET EARNINGS (LOSS) ...................        $    (9,344)        $    (3,897)        $     3,378         $   152,178
                                               ===========         ===========         ===========         ===========




                                                          (dollars)                               (dollars)
NET EARNINGS (LOSS) PER RETRACTABLE
COMMON SHARE
  Basic .................................      $     (0.25)        $     (0.11)        $      0.09         $      4.45
                                               -----------         -----------         -----------         -----------
  Fully diluted .........................      $     (0.25)        $     (0.11)        $      0.05         $      3.80
                                               -----------         -----------         -----------         -----------


CASH FLOW PROVIDED BY OPERATIONS
PER RETRACTABLE COMMON SHARE (note 1)
  Basic .................................      $      1.82         $      0.79         $      6.46         $      5.61
                                               -----------         -----------         -----------         -----------
  Fully diluted .........................      $      1.73         $      0.79         $      6.14         $      5.30
                                               -----------         -----------         -----------         -----------


NOTE TO THE CONSOLIDATED STATEMENT OF EARNINGS

1. Cash flow provided by operations per retractable common share is based on cash flow provided by operations which is before any increase or decrease in non-cash operating working capital, the cash used by discontinued operations, other costs and foreign currency translation adjustment.

CONSOLIDATED STATEMENT
OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)


                                             NINE MONTHS ENDED
                                                SEPTEMBER 30
                                            2000             1999
                                          ---------        ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net earnings ...........................  $   3,378        $ 152,178
Unusual items ..........................    (55,111)        (474,601)
Current income taxes related
  to unusual items .....................     14,984          158,758
Items not involving cash:
Depreciation and amortization ..........    166,805          172,006
Deferred income taxes ..................     39,096           13,991
Net earnings in equity
  accounted companies, net of
  dividends received ...................     (1,305)            (689)
Minority interest ......................     62,770          165,714
Other ..................................      9,392            4,588
                                          ---------        ---------

CASH FLOW PROVIDED BY OPERATIONS .......    240,009          191,945

Change in non-cash
  operating working capital ............    (87,789)          36,775
Cash used for
  discontinued operations ..............     (1,336)          (1,558)
Other costs ............................     (5,908)         (40,241)
                                          ---------        ---------
                                            144,976          186,921
                                          ---------        ---------
FINANCING
Issue of capital stock .................       --             75,160
Redemption of HCPH
  special shares .......................   (140,429)            --
Redemption and cancellation of
  capital stock ........................       (132)            (821)
Redemption and cancellation of
  exchangeable shares ..................     (4,620)        (137,307)
Capital stock of subsidiaries
  purchased for cancellation
  by subsidiaries ......................       --           (166,838)
Issue of partnership units and
  common shares of subsidiaries ........      5,648          231,428
Increase in long-term debt
  and deferred liabilities .............    245,487           81,264
Redemption and retirement of
  convertible debt .....................       --               (122)
Decrease in capital lease
  obligations ..........................     (1,415)          (2,135)
Dividends ..............................    (16,709)         (15,447)
Dividends and distributions paid by
  subsidiary operations to
  minority interests ...................    (53,086)         (44,439)
                                          ---------        ---------
                                             34,744           20,743
                                          ---------        ---------


                                               NINE MONTHS ENDED
                                                  SEPTEMBER 30
                                              2000            1999
                                           ---------        ---------
INVESTMENT
Proceeds on disposal of
  fixed assets .........................      11,771           11,549
Additions to fixed assets
  and assets under capital leases ......     (91,901)        (148,774)
Additions to investments ...............     (82,047)         (28,678)
Proceeds on disposal
  of investments and marketable
  securities ...........................      58,598            2,999
Additions to circulation ...............     (41,482)         (39,267)
Additions to goodwill and
  other assets .........................      (3,533)         (62,042)
Investment in newspaper
  operations ...........................      (2,878)        (615,909)
Proceeds on disposal of newspaper
  operations ...........................      44,906          652,346
                                           ---------        ---------
                                            (106,566)        (227,776)
                                           ---------        ---------
Effect of exchange rate
  changes on cash ......................         365           (5,610)
                                           ---------        ---------

INCREASE (DECREASE) IN CASH POSITION ...      73,519          (25,722)
CASH AT BEGINNING OF PERIOD ............      74,441          128,061
                                           ---------        ---------
CASH AT END OF PERIOD ..................   $ 147,960        $ 102,339
                                           ---------        ---------

Supplemental disclosure of investing
  and financing activities
Interest paid ..........................   $ 219,163        $ 184,449
                                           ---------        ---------
Income taxes paid ......................   $  35,569        $ 160,004
                                           ---------        ---------


RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (GAAP)
(not audited)
--------------------------------------------------------------------------------
(in thousands of Canadian dollars)



                                                THREE MONTHS ENDED               NINE MONTHS ENDED
                                                    SEPTEMBER 30                    SEPTEMBER 30
                                               2000             1999            2000             1999
                                            ---------        ---------        ---------        ---------

NET EARNINGS

NET EARNINGS (LOSS) FOR THE PERIOD
 BASED ON CANADIAN GAAP ..................  $  (9,344)       $  (3,897)       $   3,378        $ 152,178
Capitalization of betterments,
 net of related amortization .............     (4,140)          (3,260)          (8,294)          (8,191)
Acquired tax losses .....................         154              167              476              505
Other ...................................         (14)              39               45              120
Business combinations (note 4) ..........         233              233              699              699
Foreign exchange (note 2) ...............      (1,780)           2,452           (5,123)           2,452
Compensation to employees ...............        --               (285)            --               (832)
Financial instruments (note 3) ..........       2,743            4,346              (85)          21,552
Stock compensation (note 5) .............      (1,228)            --             (1,228)            --
                                            ---------        ---------        ---------        ---------

NET EARNINGS (LOSS) FOR THE
PERIOD BASED ON U.S. GAAP ...............   $ (13,376)       $    (205)       $ (10,132)       $ 168,483
                                            =========        =========        =========        =========


                                                     (dollars)                         (dollars)

BASIC EARNINGS PER RETRACTABLE COMMON
SHARE:
 Earnings (loss) before extraordinary
 items ...................................  $   (1.08)       $   (0.10)       $   (1.36)       $    4.60
                                            ---------        ---------        ---------        ---------
Net earnings (loss) .....................   $   (1.08)       $   (0.10)       $   (1.36)       $    4.37
                                            ---------        ---------        ---------        ---------
DILUTED EARNINGS PER RETRACTABLE
COMMON SHARE:
Earnings (loss) before extraordinary
 items ...................................  $   (1.10)       $   (0.10)       $   (1.46)       $    4.14
                                            ---------        ---------        ---------        ---------
Net earnings (loss) .....................   $   (1.10)       $   (0.10)       $   (1.46)       $    3.91
                                            ---------        ---------        ---------        ---------


NOTES TO THE RECONCILIATION TO UNITED STATES GAAP.
1. The above represents additional information to the Consolidated Statement of Earnings of the Company which was prepared in accordance with Canadian GAAP. Set out above are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings for the nine months ended September 30, 2000 and September 30, 1999 and the three months ended September 30, 2000 and September 30, 1999 in order to conform to accounting principles generally accepted in the United States.
2. Under Canadian GAAP, the unrealized foreign exchange gain or loss arising on the translation of long-term debt denominated in a foreign currency is deferred and amortized over the life of the related debt. Under U.S. GAAP this exchange gain or loss is expensed immediately.
3. Canadian GAAP requires the value ascribed to certain subsidiary Special shares be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP the shares are recorded at their fair value on the date of issue and such a charge to increase their carrying amount is not required. During the period ended September 30, 2000, the Company announced the cash settlement of all of the subsidiary special shares. Under U.S. GAAP, the accrued loss on settlement is higher by $8,633,000 as a result of not accreting the value of these shares to their cash settlement amount in prior years.
          Under Canadian GAAP, the dividends on mandatory redeemable preferred stock must be recorded as interest expense. Under U.S. GAAP, such dividends are charged against retained earnings.
          Under U.S. GAAP, the movement in the unrealized mark to market adjustment on the Series II preference shares of $31,948,822 for the period ended September 30, 2000 (1999, nil) must be treated as an adjustment to dividends paid for purposes of calculating earnings per share. Such adjustment is not required under Canadian GAAP.
4. U.S. GAAP requires that the transfer of the Canadian Newspaper Group be accounted for at historical values using "as-if pooling of interests" accounting, resulting in no gain on the sale of properties and no additional amount being ascribed to circulation.
5. Effective July 1, 2000, under U.S. GAAP, a stock-based compensation expense must be recorded in relation to the 1999 repricing of stock options originally issued by Hollinger International Inc. in 1998. Such adjustment is not required under Canadian GAAP.

TRANSFER AGENTS AND REGISTRARS

Retractable Common Shares and Series II and III
Preference Shares:

Computershare Investor Services, Inc., Toronto

STOCK EXCHANGE LISTINGS

The Retractable Common Shares are listed on The Toronto
Stock Exchange (stock symbol HLG.C)

The Series II and III Preference Shares are listed on The Toronto Stock Exchange (trading symbols HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Executive Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7, Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION

For information relating to Retractable Common Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:

Computershare Investor Services, Inc.
Tel: (416) 981-9633 or 1-800-663-9097 (toll free in Canada
and U.S.) Fax: (416) 981-9800 e-mail: faq@montrealtrust.com


MAJOR ELECTRONIC WEB SITES

Hollinger International  http://www.hollinger.com

Telegraph                http://www.telegraph.co.uk

                         http://www.UKMax.com

                         http://www.thebestofbritish.com

Chicago Sun-Times        http://www.suntimes.com

Chicago Network          http://www.chicago-news.com

Jerusalem Post           http://jpost.co.il

Southam                  http://www.canada.com

UniMedia                 http://www.unimedia.ca

National Post            http://www.nationalpost.com

National Post Site       http://www.canada.com





                              [HOLLINGER INC LOGO]

                  10 Toronto Street, Toronto, Ontario, M5C 2B7
             General Enquiries:Telephone (416) 363-8721
                              Fax: (416) 364-2088